Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
     The following table sets forth the calculation of the ratio of earnings to fixed charges of Merge Healthcare Incorporated for the periods indicated:

(in thousands, except for ratios)	Six Months Ended June 30,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Rental expense	$1,193	$1,630	$2,031	$1,420	$1,872	$2,052	$1,389

Imputed interest on rental expense (1)	$274	$375	$467	$327	$431	$472	$319
Interest expense	13,106	4,321	17,218	2,716	1,750	89	67

Total fixed charges	$13,380	$4,696	$17,685	$3,043	$2,181	$561	$386

Earnings
Pre-tax income (loss) from continuing operations	(403)	(18,007)	(25,162)	150	(23,743)	(171,808)	(249,473)
Add: Fixed charges (interest expense)	13,380	4,696	17,685	3,043	2,181	561	386

	$12,977	$(13,311)	$(7,477)	$3,193	$(21,562)	$(171,247)	$(249,087)

Ratio of Earnings to Fixed Charges	NA	NA	NA	1.0	NA	NA	NA

Dollar amount of deficiency	$(403)	$(18,007)	(25,162)	NA	$(23,743)	$(171,808)	$(249,473)

(1)	Assumes that the interest component of rental expense is 23% of total rental expense based on net present value analysis.